September 7, 2023

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Electra Battery Materials Corporation – Request for Withdrawal of Registration Statement on Form F-10 (Registration No. 333- 271792)

Ladies and Gentleman:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Electra Battery Materials Corporation (the “Company”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or as soon as practicable hereafter, of its Registration Statement on Form F-10 (Registration No. 333-271792), as originally filed with the Commission on May 10, 2023 (the “Registration Statement”), and which did not become effective. The Company confirms that no securities were sold pursuant to the Registration Statement or the preliminary short form prospectus contained therein.

If you have any questions regarding the foregoing, please contact the Company’s U.S. legal counsel, Thomas M. Rose of Troutman Pepper Hamilton Sanders LLP, by email at Thomas.Rose@Troutman.com or at 757-687-7715.

Sincerely,

ELECTRA BATTERY MATERIALS CORPORATION

/s/ Trent Mell

By:	Trent Mell
Title:	President, Chief Executive Officer and Director

Electra Battery Materials Corporation

Head Office: 133 Richmond Street West, Suite 602, Toronto, ON M5H 2L3